Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall,  Texas 75087

(972) 771-4205

December 12, 2006

Mr. Edward M. Kelly

Ms. Jennifer R. Hardy

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Kingdom Koncrete, Inc.

Form SB-1

File No. 333-138194

Dear Mr. Kelly and Ms. Hardy:

Following are responses to your comment letter dated November 17, 2006.

General

1.

We have provided a comparative statement and operations for the eight months ended August 31,
2005.

2.

Updated financial statements are not required in this filing

3.

The financials statements are consolidated, their notation was inadvertently omitted. Revised headings on the statements are included in this filing.

4.

The prior comments have been applied to all financial statements in the filing.

Prospectus’ Outside Front Cover Page

5.

You are correct. These dates, however, have been changed to June 12, 2007 throughout the filing

6.

The additional disclosures regarding trading on the bulletin board or an exchange have been made.

The Offering

7.

We have revised the offering to clarify that affiliates will be able to purchase a maximum of
5,000 shares or a cumulative total of 10% of the aggregate offering (page 2)

8.

We have included a risk factor that discloses the risks of trading in penny stocks (page 5)

9.

The sole officer has been identified in the second and third risk factors

Use of Proceeds

10.

In the second table the term ‘General Corporate Overhead’ has been expanded (page 9)

11.

The more detailed discussion of the use of proceeds has been cross referenced (page 10)

Industry Overview

12.

We have revised this comment to disclose the website where this information can be viewed without payment of subscription or other fees (page 11)

13.

We have eliminated this statement as the concrete business is a year round business in Texas

Cement and other Raw Materials

14.

Kingdom’s lack of dependence on any one supplier have been addressed (page 13)

Customers

15.

The term ‘repeat customers’ was inaccurate - this has been revised (page 14)

Competition

16.

This cross references risk factor number 5. Additional language has been added in this risk factor.

Future Products and Services

17.

We have expanded our expansion plans (page 15)

Management’s Discussion and Plan of Operations

18.

We have provided a discussion for each financial statement period presented in our filing (page
15 - 16)

Background of Directors and Executive Officers

19.

We have revised this section to disclose the time Mr. Stevens spends on the business (page 17)

Interest of Management and Others in Certain Transactions

20.

We have added a disclosure on the funds advanced by our majority shareholder (page 18)

Principal Shareholders

21.

We had noted that George DeMars was the beneficial owner of Ascot Investors, LLC. However, we have removed this disclosure as Ascot Investors, LLC sold 150,000 shares of the 350,000 shares it held in October after the initial filing (page 18)

Securities Being Offered

22.

It should have read ‘have NO preemptive right’. This has been changed in the filing (page 19)

Financial Statements

Note 1 _ Nature of Activities and Significant Accounting Policies, Revenue Recognition

23.

Our revenue recognition policy has been revised

Note 3 - Notes Payable

24.

The maturity date of the note payable has been disclosed

Note 5 - Income Taxes

25.

This footnote has been disclosed per your comment

Note 6 - Due to Shareholder - Related Party Transactions

26.

The interest rate terms for the Shareholder loan has been disclosed

Note 7 - The lease commitment footnote has been removed

27.

The interest rate terms for the Shareholder loan has been disclosed

Undertakings

28.

Our undertakings have been revised per Item 415(a)(1)(ix) of Regulation C

Exhibits

29.

The exhibit index has been placed immediately before the exhibits with this filing

Exhibit 11.1

30.

The opinion has been revised to specify the file number of the registration statement.

31.

The phrase “subsequent to the Corporation’s valid organization and formation” has been removed

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Edward Stevens

Edward Stevens

President